UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934

(Amendment No.      1            )

                                                                                              SEVERN BANCORP, INC.

(Name of Issuer)

                                                                                                         Common Stock

(Title of Class of Securities)

                                                                                                             81811M100

(CUSIP Number)

                                                                                                       December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.         Name of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

Alan J. Hyatt

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)             X*

* This Reporting Person is part of a “Central Group” as determined by the Office of Thrift Supervision but does not affirm the existence of such a group.

3.         SEC Use Only

4.            Citizenship or Place of Organization

            United States of America

5.            Sole Voting Power:                           179,898 1  2

Number of

Shares              6.            Shared Voting Power:             1,129,690 3 4

Beneficially

Owned by        7.            Sole Dispositive Power:               88,900 1

Each

Reporting         8.            Shared Dispositive Power:             1,129,690 4

Person With

9.            Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,309,588

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        None

11.       Percent of Class Represented by Amount in Row (9)

                        15.7%5

12.       Type of Reporting Person (See Instructions)

                        IN

1 Alan J. Hyatt controls 19,200 shares as custodian for his children.
2  Includes 90,998 shares allocated to Mr. Hyatt as a participant in the Company’s ESOP, with respect to which Mr. Hyatt can direct the voting of such shares.
3  Includes 16,000 shares held by the ESOP, for which Mr. Hyatt is a co-trustee, which were not allocated to the accounts of participants as of December 31, 2004.
4  Includes 1,113,690 shares jointly owned by Alan J. Hyatt and his wife.
5  Based on 8,318,184 shares outstanding as of December 31, 2004.

Note: All amounts reflect 2-for-1 stock split paid on December 30, 2004 to shareholders of record as of December 15, 2004.

1.         Name of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

Sharon G. Hyatt

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)             X*

* This Reporting Person is part of a “Central Group” as determined by the Office of Thrift Supervision but does not affirm the existence of such a group.

3.         SEC Use Only

4.            Citizenship or Place of Organization

            United States of America

5.            Sole Voting Power:                         6,396

Number of

Shares              6.            Shared Voting Power:             1,113,690 1

Beneficially

Owned by        7.            Sole Dispositive Power:               6,396

Each

Reporting         8.            Shared Dispositive Power:             1,113,690 1

Person With

9.            Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,120,086

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        None

11.       Percent of Class Represented by Amount in Row (9)

                        13.5%2

12.       Type of Reporting Person (See Instructions)

                        IN

1 These shares are jointly owned by Sharon G. Hyatt and her husband.
2 Based on 8,318,184 shares outstanding as of December 31, 2004.

Note: All amounts reflect 2-for-1 stock split paid on December 30, 2004 to shareholders of record as of December 15, 2004.

Item 1.            (a)            Severn Bancorp, Inc.

                        (b)            1919A West Street, Annapolis, Maryland 21401

Item 2.            (a)            Alan J. Hyatt and Sharon G.Hyatt.  The Hyatts are husband and wife.

                        (b)            1919A West Street, Annapolis, Maryland 21401

                        (c)            Maryland

                        (d)            Common

                        (e)            81811M100

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                     Not Applicable

Item 4.             Ownership

By Alan J. Hyatt (a) 1,309,588 (b) 15.7% (c) (i) 179,898 (ii) 1,129,690 (iii) 88,900 (iv) 1,129,690 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.	By Sharon G. Hyatt (a) 1,113,690 (b) 13.5% (c) (i) 6,396 (ii) 1,113,690 (iii) 6,396 (iv) 1,113,690 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 3.

Note:  All amounts reflect 2-for-1 stock split paid on December 30, 2004 to shareholders of record as of December 15, 2004.

Item 5.            Ownership of Five Percent or Less of a Class

                        Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

                        Not Applicable

Item 7.            Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.

                        Not Applicable

Item 8.            Identification and Classification of Members of the Group

                        Not Applicable

Item 9.            Notice of Dissolution of Group

                        Not Applicable

Item 10.          Certification

                        Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                2-10-05

                                                                                    Date

                                                                                                  /s/

                                                                                    Alan J. Hyatt

                                                                                               /s/

                                                                                    Sharon G. Hyatt